November 20, 2015


Mail Stop 4720

Via E-mail
Scott E. Powell
President and Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

       Re:    Santander Holdings USA, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 18, 2015
              Form 10-Q for Fiscal Quarter Ended March 31, 2015
              Filed May 13, 2015
              Form 10-Q for Fiscal Quarter Ended September 30, 2015 Filed November 13, 2015
              File No. 001-16581

Dear Mr. Powell:

       We have reviewed your response letter dated August 26, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Note 19   Fair Value, page 186

Level 3 Rollforward for Recurring Assets and Liabilities, page 191

1. We note your response to prior comment 14 regarding the $559.2 million gain in earnings related to your retail installment contracts held for investment. We also note that during the nine months ended September 30, 2015, you recognized an additional $219.8 million of gains in earnings on this same loan portfolio. It is still unclear to us how you have
 Scott E. Powell
Santander Holdings USA, Inc.
November 20, 2015
Page 2

       recognized $779.0 million of gains on this portfolio of loans, which had a fair value of
       $1.9 billion at the date of the Change in Control and an aggregate unpaid principal balance of $2.6 billion. Please respond to the following:

          Separately quantify each of the factors driving the gains during each of these periods.

          Your response indicates that more than half of the 2014 gain was due to a significant portion of the loans returning to performing during the year. Given your historical knowledge of these loans, tell us whether you had originally projected whether any of the loans would return to performing. Additionally, tell us the factors driving the significant change in assumption about the amount/percentage of loans that would return to performing.

          Your response also states that a large portion of the 2014 gain was due to an extension of the expected life of the loans. Tell us the factors and data considered in driving this change in expectation and explain how it differed from your original assumption.

          We note per page 73 of your September 30, 2015 Form 10-Q that $219.8 million of the gain recognized during 2015 relates to the $374.2 million fair value of loans remaining in the portfolio at September 30, 2015. Tell us the factors driving such a substantial increase in fair value during the period. In this regard, it appears the gain represents a 142% increase in fair value for these loans in nine months, which follows substantial increases in fair value of the same loans during 2014.

          We note per the disclosure of the range of unobservable inputs table for these loans at
          December 31, 2014 and September 30, 2015 that the weighted average discount rate actually increased from 8.87% to 10.63% at September 30, 2015, and the recovery rate actually decreased from 38.40% at December 31, 2014 to 31.67% at September
          30, 2015. In light of these changes in assumptions, which would seem to decrease the value of any gains during 2015, please explain further how these assumption changes drove the substantial gains during 2015.

Note 24   Business Segment Information, page 214

Results of Segments, page 216

2. We note your response to prior comment 15 but it is still unclear to us why the provision for credit losses would be higher than the SCUSA provision based on the explanation provided. We also note per page 85 of the September 30, 2015 Form 10-Q that the provision for credit losses is again higher by the amount of $573.9 million, and there is no adjustment in the eliminations column like there was at December 31, 2014. Please respond to the following:
 Scott E. Powell
Santander Holdings USA, Inc.
November 20, 2015
Page 3

          Clarify if this methodology is used or considered in any way in measuring the allowance for the SCUSA loan portfolio in your consolidated financial statements.

          Your response states that "If SCUSA's allowance is greater than the remaining purchase discount the difference is deemed to be SHUSA's allowance requirement.
          When losses occur, SHUSA's recorded investment is charged off against the allowance. If at the time of the charge-off, SHUSA does not have any allowance, the charge off is recorded against provision expense directly." Given SHUSA's large purchase discount, tell us why SHUSA's provision would be based on the sum of
          SCUSA's allowance, plus this additive difference between these two amounts.
          Additionally, explain in further detail what you mean by the "charge-off being recorded against provision expense directly" in the context of coming up with this estimate.

          Consider providing us with an illustrative example walking through how the "SCUSA purchase price adjustment" column and the "eliminations" column is calculated.

Item 11. Executive Compensation, page 230

Compensation Discussion and Analysis, page 230

3. We note your response to prior comment 16. Please show us how you arrived at the
      39.6% achievement for the combined Santander target based on the disclosures in the preceding paragraphs. A tabular presentation illustrating how you arrive at the 39.6%
      figure may help clarify your narrative disclosure. Additionally, please consider providing a tabular disclosure for each of your named executive officer illustrating the impact of the qualitative modifier and any discretionary adjustments to clarify how you arrived at each short-term incentive payout amount.

4. We note your response to prior comment 17. Please confirm that in future filings, as applicable, you will identify each factor and the degree to which each factor impacted the qualitative modifier.

5. We refer to prior comments 18 and 19. Please confirm that in future filings as applicable you will provide disclosure explaining how each executive officer's target bonus amount was calculated and the accomplishments supporting the actual award payments.
 Scott E. Powell
Santander Holdings USA, Inc.
November 20, 2015
Page 4

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 5   Loans and Allowance for Credit Losses, page 23

Consumer Lending Asset Quality Indicators Credit Score, page 32

6. We note that the value of retail installment contracts and auto loans for which the credit scores are not considered in the allowance model increased by 97% since December 31,
       2014 to $5.2 billion at September 30, 2015 or 20% of the portfolio. Please tell us the drivers of this increase, and the primary factors you do consider in your allowance model for this portion of the loan portfolio.

Financial Impact and TDRs by Concession Type, page 36

7. We note that the disclosed number and dollar amount of the retail installment contracts and personal loans that were modified, as well as the number and dollar amounts of the
       TDRs which have subsequently defaulted, decreased significantly from the amounts previously reported "to correct the TDR activity that occurred" for the three and nine months ended September 30, 2014. Please respond to the following:

           Describe in detail the drivers for this change in reporting.

           Discuss how the error in reporting was identified and by whom.

           Tell us how you concluded this change in reporting did not have any financial impact on your consolidated financial statements.

Note 11   Derivatives, page 52

Disclosures about Offsetting Assets and Liabilities, page 51

8. We note your response to prior comment 20. It is still unclear to us how the different amounts are being reflected in your offsetting table. For example, it appears that the amount for "gross amounts offset in the condensed consolidated balance sheet" column for other derivative activities includes both the effect of master netting agreements and cash collateral received or posted. However, you also have a column for either cash collateral received (for the offsetting of financial assets) and a column for cash collateral pledged (for the offsetting of financial liabilities) and it is not clear the drivers for how the cash collateral pledged or received is reflected between these two categories. Please advise, and revise future filings as appropriate to clarify your presentation.
 Scott E. Powell
Santander Holdings USA, Inc.
November 20, 2015
Page 5

Item 2   Management's Discussion and Analysis of Financial Condition and
Results of
Operations, page 103

Provision for Credit Losses, page 103

9. We note your disclosure that consumer loan net charge-offs as a percent of average consumer loans increased to 2.3% and 4.4% for the three-month and nine-month periods ended September 30, 2015, respectively, compared to 1.4% and 2.6% for the corresponding periods in the prior year. You go on to state that the changes were due to growth in the net charge-offs for the retail installment contracts and auto loans portfolio, offset by decreases in residential mortgage and home equity portfolio charge-offs.
       However, please tell us and expand your disclosures in future filings to discuss the underlying drivers in these other portfolios that drove the increase in charge-offs, rather than simply stating the growth in the charge-offs in these other portfolios. Additionally, to the extent known, discuss whether the trends experienced during 2015 are expected to continue and the factors driving your expectations.

Troubled Debt Restructurings (TDRs), page 117

Retail Installment Contracts, page 119

10. We note your disclosure on page 119 that total retail installment contracts and auto loan
       TDRs (performing and non-performing) grew from 8.7% of your total retail installment contract and auto loan portfolio at December 31, 2014 to 13.7% at September 30, 2015.
       Tell us and revise future filings to discuss the underlying drivers of the percentage increase in TDRs for this loan portfolio and discuss, to the extent known, whether the trends experienced during 2015 are expected to continue.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
 Scott E. Powell
Santander Holdings USA, Inc.
November 20, 2015
Page 6

        You may contact Svitlana Sweat at (202) 551-3326 or Stephanie Sullivan, Senior
Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any other questions.

                                                         Sincerely,

                                                         /s/ Suzanne Hayes

                                                         Suzanne Hayes
                                                         Assistant Director